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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                        EMONS TRANSPORTATION GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    291575108
                               -------------------
                                 (CUSIP Number)

                                 March 23, 1998

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/      Rule 13d-1(b)

         / /      Rule 13d-1(c)

         / /      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 291575108                    13G Page                2   of  6   Pages


1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Reliance Financial Services Corporation
         I.R.S. Employer Identification No.:  51-0113548

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                         (b) / /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                    5.      SOLE VOTING POWER

                              350,274 (See Note 1)

NUMBER OF SHARES
                    6.      SHARED VOTING POWER
BENEFICIALLY OWNED

BY EACH REPORTING
                    7.      SOLE DISPOSITIVE POWER
PERSON WITH
                              350,274         (See Note 1)

                    8.      SHARED DISPOSITIVE POWER

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              350,274         (See Note 1 )

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              5.7%            (See Note 1 )

12.      TYPE OF REPORTING PERSON*

                              HC

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a)         Name of Issuer:

                  Emons Transportation Group, Inc.


Item 1(b)         Address of Issuer's Principal Executive Offices:

                  96 South George Street, York, Pennsylvania 17401


Item 2(a)         Name of Person Filing:

                  Reliance Financial Services Corporation


Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  Park Avenue Plaza, 55 East 52nd Street, New York, NY 10055


Item 2(c)         Citizenship:

                  Delaware


Item 2(d)         Title of Class of Securities:

                  Common Stock, Par Value $0.01


Item 2(e)         CUSIP Number:

                  291575108


Item 3 (g)        /X/  Parent Holding Company, in accordance with Section
                  240.13d-1(b)(1)(ii)(G)

Item 4.           Ownership.

                  (a)      Amount Beneficially Owned As of December 3l, l998

                  350,274  (See Note 1)


                  (b)      Percent of Class:

                  5.7%     (See Note 1)



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                  (c) Number of shares as to which such person has:

                      (i)      sole power to vote or to direct the vote

                  350,274   (See Note 1)


                      (ii)     shared power to vote or to direct the vote

                  -0-                (See Note 1)


                      (iii) sole power to dispose or to direct the
                       disposition of

                  350,274   (See Note 1)


                       (iv) shared power to dispose or to direct the disposition of

                  -0-


Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Reliance Insurance Company


Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable


Item 9.           Notice of Dissolution of Group.

                  Not Applicable

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Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

                  February 11, 1999 as of December 31, 1998
                  .........................................
                  Date

                  RELIANCE FINANCIAL SERVICES CORPORATION

                  By: /s/ James E. Yacobucci
                      ----------------------
                  James E. Yacobucci
                  Senior Vice President-Investments

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Note 1. At December 31, 1998, Reliance Insurance Company ("RIC") beneficially owned 105,231 shares of $.14 Series A Cumulative Convertible Preferred Stock, $.01 par value ("Convertible Preferred Stock"), each of which is convertible into nine-tenths shares of Common Stock. Upon conversion, the Convertible Preferred Stock will total 94,707 shares of Common Stock. RIC also owns 255,567 shares of Common Stock. The Securities beneficially owned by RIC (assuming conversion of the Convertible Preferred Stock) total 350,274 shares of Common Stock and represent 5.7% of the Securities outstanding.